SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                          Information to be included in
             Statements filed pursuant to Rule 13d-1(b), (c) AND (d)
                  AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(b)

                                (AMENDMENT No. 3)

                                   ----------

                          WAVERIDER COMMUNICATIONS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    943570101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

                                                                                                  Page 2 of 6
------- -----------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Crescent International Ltd.
------- -----------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a) [ ]
                                                                                (b) [x]
------- -----------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

------- -----------------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        Bermuda
------------------------- ---- ------------------------------------------------------------------------------
    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         7,409,243
 EACH REPORTING PERSON
          WITH
------------------------- ---- ------------------------------------------------------------------------------
                          6.   SHARED VOTING POWER

                               None.
------------------------- ---- ------------------------------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER

                               7,409,243
------------------------- ---- ------------------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER

                               None.
-------- ----------------------------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,409,243
-------- ----------------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES [ ]
-------- ----------------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.99%
-------- ----------------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON:

         OO
-------- ----------------------------------------------------------------------------------------------------

                                                                                                  Page 3 of 6
------- -----------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DMI Trust
------- -----------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)  [ ]
                                                                                (b)  [x]
------- -----------------------------------------------------------------------------------------------------
3.      SEC USE ONLY

------- -----------------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        Bahamas
------------------------- ---- ------------------------------------------------------------------------------
    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         7,409,243
 EACH REPORTING PERSON
          WITH
------------------------- ---- ------------------------------------------------------------------------------
                          6.   SHARED VOTING POWER

                               None.
------------------------- ---- ------------------------------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER

                               7,409,243
------------------------- ---- ------------------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER

                               None.
-------- ----------------------------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,409,243
-------- ----------------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                         [  ]
-------- ----------------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.99%
-------- ----------------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON:

         OO
-------- ----------------------------------------------------------------------------------------------------

                                                                                                  Page 4 of 6
------- -----------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GreenLight (Switzerland) SA
------- -----------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)  [ ]
                                                                                (b)  [x]
------- -----------------------------------------------------------------------------------------------------
3.      SEC USE ONLY
------- -----------------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        Switzerland
------------------------- ---- ------------------------------------------------------------------------------
    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         7,409,243
 EACH REPORTING PERSON
          WITH
------------------------- ---- ------------------------------------------------------------------------------
                          6.   SHARED VOTING POWER

                               None.
------------------------- ---- ------------------------------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER

                               7,409,243
------------------------- ---- ------------------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER

                               None.
-------- ----------------------------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,409,243
-------- ----------------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                         [  ]
-------- ----------------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99%

-------- ----------------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON:

         OO
-------- ----------------------------------------------------------------------------------------------------

Item 1(a).        Name of Issuer.

                  WaveRider Communications Inc. ("WAVC")

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  255 Consumers Road
                  Suite 500
                  Toronto, Ontario Canada M2J 1R4

Item 2(a).        Names of Person Filing.

                      (i)   Crescent International Limited ("Crescent")

                      (ii)  DMI Trust ("DMI")

                      (iii) GreenLight (Switzerland) SA ("GreenLight")


Item 2(b).        Address of Principal Business Office, or if none, Residence.

                  As to Crescent:
                  Clarendon House
                  2 Church Street
                  Hamilton H 11
                  Bermuda

                  As to DMI:
                  Norfolk House
                  P.O. Box N-7139
                  Bahamas

                  As to GreenLight:
                  84, av. Louis Casai
                  CH-1216 Cointrin, Geneva
                  Switzerland

Item 2(c).        Citizenship.

                  As to Crescent: Bermuda
                  As to DMI: Bahamas
                  As to GreenLight: Switzerland

Item 2(d).        Title of Class of Securities.

                  Common Stock, $.001 par value per share.

Item 2(e).        CUSIP Number.

                  943570101

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4.           Ownership.

                  The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. The 7,409,243 shares of Common Stock beneficially owned by Crescent includes shares of Common Stock that Crescent has the current right to acquire upon conversion of Series D 5% Convertible Preferred Stock, par value $0.01 per share, of WAVC (the "Preferred Stock") and upon exercise of two warrants (the "Warrants") held by Crescent. Pursuant to the terms of the Preferred Stock and one of the Warrants, the aggregate number of shares of Common Stock into which the Preferred Stock is convertible and into which the Warrant is exercisable, and which Crescent has the right to acquire beneficial ownership of within 60 days, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by Crescent, does not exceed 4.99% of the total outstanding shares of Common Stock of WAVC.

                  DMI may be deemed to be a beneficial owner of the shares of Common Stock of WAVC beneficially owned by Crescent by reason of the ownership by DMI of 100 percent of the capital stock of Crescent.

                  GreenLight serves as principal investment manager to Crescent, and as such has been granted investment discretion over investments including the WAVC Common Stock. As a result of its role as investment manager to Crescent, GreenLight may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Act, of WAVC Common Stock held by Crescent. However, GreenLight does not have the right to receive any dividends from, or the proceeds from the sale of, the WAVC Common Stock held by Crescent and disclaims any ownership associated with such rights.

                  Accordingly, for the purposes of this Statement:

                        (i) Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, the total of 7,409,243 shares of Common Stock beneficially owned by it;

                        (ii) DMI is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of, the total of 7,409,243 shares of Common Stock beneficially owned by it; and

                        (iii) GreenLight  is reporting  that it shares the power
                              solely to vote or direct the vote and the power to dispose or direct the disposition of, the total of 7,409,243 shares of Common Stock beneficially owned by it.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Ownership is 4.99%.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           Date:  February 5, 2004

                           CRESCENT INTERNATIONAL LIMITED

                           By:  GreenLight (Switzerland) SA, as Attorney-in-Fact

                           By: /s/ Mel Craw
                               ---------------------------------------------
                               Name: Mel Craw
                               Title: Authorized Signatory

                           By: /s/ Maxi Brezzi
                               ---------------------------------------------
                               Name: Maxi Brezzi
                               Title: Authorized Signatory

                           DMI TRUST

                           By: GreenLight (Switzerland) SA, as Attorney-in-Fact

                           By: /s/ Mel Craw
                               ---------------------------------------------
                               Name: Mel Craw
                               Title: Authorized Signatory

                           By: /s/ Maxi Brezzi
                               ---------------------------------------------
                               Name: Maxi Brezzi
                               Title: Authorized Signatory

                           GREENLIGHT (SWITZERLAND) SA

                           By: /s/ Mel Craw
                               ---------------------------------------------
                               Name: Mel Craw
                               Title: Managing Director

                           By: /s/ Maxi Brezzi
                               ---------------------------------------------
                               Name: Maxi Brezzi
                               Title: Director